ZA Group, Inc.

6901A N 9th Ave.

#659

Pensacola, FL 32504

678-999-6242

September 16, 2022

VIA EDGAR

Attorney Jane Park

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ZA Group, Inc.
Form 1-A POS: Request for Qualification
File No. 024-11715

Dear Mr. Campbell:

ZA Group, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Tuesday, September 20, 2022, or as soon as practicable thereafter. For your information, the state of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Jonathan Morgan

Jonathan Morgan

CEO